Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carver Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement No. 333-152698 on Form S-8 and the Registration Statement No. 333-177054 on Form S-1 of Carver Bancorp, Inc. (the “Company”) of our report dated June 28, 2013 relating to the consolidated statements of financial condition of Carver Bancorp, Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2013, which report appears in the March 31, 2013 annual report on Form 10-K of Carver Bancorp, Inc. and subsidiaries.

/s/ KPMG LLP
New York, New York
June 28, 2013